UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20459

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

INTREorg Systems, Inc.
(Name of Registrant as Specified in its Charter)

Texas	45-0526215
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2600 E. Southlake Blvd., Suite 120-366, Southlake, TX	76092
(Address of principal executive offices)	(Zip Code)

(817) 491-8611
(Registrant's telephone number, including area code)

INTREORG SYSTEMS, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Notice of Change in the
Majority of the Board of Directors

May 17, 2011

You are urged to read this information statement carefully and in its entirety. However, you are not required to take any action in connection with this information statement.

References throughout this information statement to “we”, “us”, and “our” are to INTREorg Systems, Inc.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 thereunder, in connection with proposed changes in a majority of the membership of our Board of Directors.  The date of this information statement is May 17, 2011.

No action is required by our shareholders in connection with this Information Statement.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER IN CONNECTION WITH OUR APPOINTMENT OF ADDITIONAL DIRECTORS TO THE BOARD. NO ACTION IS REQUIRED BY OUR SHAREHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN DIRECTORS

Our bylaws permit a Board of Directors comprised at least one and up to nine members.  Previously, we had two directors.  At a meeting of our Board of Directors on May 17, 2011, our Board approved the appointment of five new members to our Board to fill current vacancies on our Board.  These five additional members, who will serve together with Russell K. Boyd (Chairman of the Board) and Redgie Green, include:

Donal R. Schmidt, Jr.
Mark Hall
Steven R. Henson, M.D.
Frederick Andrew Huttner, Jr.
Thimothy S. Wafford

Biographical information on the additional directors is as follows:

Donal R. Schmidt, Jr..  Mr. Schmidt, 50, has been the Chairman of the Board and Chief Executive Officer and President of Sun River Energy, Inc. (OTCBB: SNRV) effective on August 3, 2010. For the last 12 years, Mr. Schmidt has been an independent oil and gas producer. Mr. Schmidt is a managing member of FTP Oil and Gas I LLC, the General Partner of FTP Oil and Gas LP. FTP is a limited partnership formed for the acquisition of leases in the Permian Basin located in West Texas.  Mr. Schmidt was also the managing member of PC Operating LLC, which conducted drilling and operations for FTP and other working interest partners.  From 2005 until 2009, Mr. Schmidt was Chairman of the Board of Directors, President, Chief Executive Officer, Chief Financial Officer and Director of Dorado Exploration Inc; Director of Dorado Operating Inc.; and President of the Managing Member of the General Partner of Dorado Beckville Partners I LP. Dorado Exploration Inc., Dorado Operating Inc. and Dorado Beckville I LP each filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the spring of 2008.  Through the approved plans of reorganization for each company all allowed claims were paid in full and preferred shareholders of Dorado Exploration Inc. received $1.375 for their $1.00 preferred stock.  Mr. Schmidt is a licensed attorney and Certified Public Accountant in the State of Texas.  He graduated with a B.S. in Mathematics and a minor in Chemistry from Texas Tech University.  Additionally, he earned both an M.B.A. in Finance and M.S. in Accounting from the University of Texas at Dallas. Mr. Schmidt, a member of law review, graduated from Texas Wesleyan University School of Law.

Mark Hall.  Since 2000 Mr. Hall, 52, has been Chief Business Officer of Fusion Labs, Inc., a technology holding company based in Dallas, Texas that manages companies specializing in the application of enabling technologies for high growth industries and specialized markets.  Prior to founding Fusion Labs, Inc., from 1990 to 1999, Mr. Hall was a partner and Executive Vice President of B.R. Blackmarr & Associates where he assisted in the subsequent initial public offering of the company and listing on The Nasdaq Stock Market.  Mr. Hall has over 30 years of experience working with development organizations from start up to exit.  Throughout his career, Mr. Hall has had various roles and held senior management responsibilities in private and public companies, including SimTec, Inc. (1980 to 1982), Businessland, Inc. (1982 to 1983), Bell Atlantic (1983 to 1984), Trammell Crow Joint Ventures (the INFORMART) (1984 to 1990) and GrantedGE (2006 to 2011).  Mr. Hall studied Psychology and Management at Missouri State University.

Steven R. Henson, M.D.  Since 2007 Dr. Henson, 49, has served as the Director of Emergency Medicine for Galichia Heart Hospital.  During the period 2004 through 2009, Dr. Henson served on the Board of Directors of Epic Holdings, Inc. He also served on the Board of Directors of EagleMed, LLC, and served as the Executive Medical Director of EagleMed from 1995 through the present.  Dr. Henson has also served on the Board of Directors of Indulge Media Group, from 2008 through the present.  During that same time period, he also served as CFO for Indulge Media Group.  Since March 2011 Dr. Henson has been a member of the Board of Directors of Sun River Energy, Inc. (OTCBB: SNRV).  Dr. Henson also served on the Board of Directors for Aero Innovative Corporation from 2009 through the present, and he served on the Board of Directors for Oxford Development Company from 2010 through 2011. Dr. Henson graduated from Emporia State University with a B.S. in Biology and Chemistry and an M.D. from the University of Kansas School of Medicine.

Frederick Andrew Huttner, Jr. Since 1994 Mr. Huttner, 66, has served as Chairman and President of Huttner and Company, a private consulting firm which offers business consulting services on a limited basis to entrepreneurial growth companies. Mr. Huttner works with business leaders to build effective communication systems within their organizations to maximize the success of the business, either through organic growth or acquisitions.  From August 2009 until October 2010 he was employed by Miresco Financial Services, a national liquidation company, where he was responsible for investing capital for some of the liquidations.  Mr. Huttner was an officer and director of Stratum Holdings, Inc. (OTCBB: STTH), a company operating in the oil field services, construction staging and oil and gas operations in the Texas and Louisiana Gulf coast, from 2003 until 2008, serving various terms as President, Secretary-Treasurer and Chief Financial Officer, and Chief Executive Officer .  From 2000 to 2002, he was a principal of Innovation Growth Partners, LLC, a private consulting firm which had acquired Huttner and Company during this period.  He received a bachelor’s degree from New York University School of Commerce and is a former member of the American Institute of Certified Public Accountants.

Thimothy S. Wafford.  Mr. Wafford, 51, has been Chief Operating Officer of Sun River Energy, Inc. (OTCBB: SNRV) since August 2010.  Mr. Wafford has over 26 years of diversified experience in the oil and gas industry, and has worked as a Petroleum Reservoir Engineer both domestically and internationally.  Mr. Wafford was President of Essex Energy of Texas, Inc. from 2000 to May 2003.  Essex Energy of Texas, Inc., an entity in which Mr. Wafford was the sole director, officer and owner, was an oil and gas operating company that filed a Voluntary Petition of Bankruptcy under Chapter 7 of the Bankruptcy Code in December 2002. Essex Energy of Texas was liquidated and discharged from bankruptcy in May 2003.  From 2002 through May 2010, Mr. Wafford was President of Waterman Oil & Gas, Inc., an oil and gas operating company he founded.  From 2005 to December 2008, Mr. Wafford served as Chief Operating Officer and Director of Dorado Exploration Inc. Dorado Exploration Inc. and its affiliates filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the spring of 2008.  Through the approved plans of reorganization for each company all allowed claims were paid in full and preferred shareholders of Dorado Exploration Inc. received $1.375 for their $1.00 preferred stock.  Mr. Wafford received a B. S. in Petroleum Engineering from Texas A&M University and an M.B.A. Finance and M.S. Accounting from the University of Texas at Dallas.

There are no arrangements or understandings between our company and any of the director nominees pursuant to which he was selected as a director nominee.

EXECUTIVE OFFICERS AND CONTINUING DIRECTORS

At the May 17, 2011 Board meeting, Mr. Russell K. Boyd, a member of our Board of Directors who had been serving as our President and Chief Executive Officer since March 2009, resigned his officer position with our company and Donal R. Schmidt was elected President and Chief Executive Officer.  Mr. Schmidt’s biographical information appears earlier in this Information Statement.  Both Messrs. Boyd and Redgie Green are continuing as members of our Board of Directors.  Following is biographical information on Messrs. Boyd and Green.

Russell K. Boyd.  Mr. Boyd, 40, has served has as Chairman of the Board of Directors since November 2004 and he served as our President and Chief Executive Officer from March 2009 until May 2011.  He has experience in the electronic data processing and consulting industries leading and managing project delivery teams and since October 2008 he has independently contracted his services to the State of Missouri through his consulting firm Rose International as a software specialist.  Previous to this, from February 2000 to April 2008, Mr. Boyd was employed by Electronic Data Systems (EDS) during which worked on a variety of service delivery and consulting projects. Prior to EDS, from January 1996 to February 2000 Mr. Boyd's career consists of progressively broader roles and responsibilities with TIER Technologies, Inc.  He holds a Bachelor of Arts Degree in Computer Information Systems from Tarleton State University. Mr. Boyd devotes approximately 5% of his time to our business.

Redgie Green.   Mr. Green, 58, has served as a member of our Board of Directors since March 2008.  Mr. Green has been co-owner and operator of Green’s B&R Enterprises, a wholesale donut baker, since 1983.  He has been an investor in small capital and high-tech ventures since 1987.  Since October 2010 he has served as Chief Executive Officer and a member of the Board of Directors of Legacy Technology Holdings, Inc. (OTC Pink: LTHO).  Mr. Green has been a member of the Board of Directors of Sun River Energy, Inc. (OTCBB: SNRV) since 1998 and served as its Chief Executive Officer from January 2009 until August 2010.  Mr. Green has been a member of the Board of Directors of International Paintball Association, Inc. since March 2006, and a member of the Board of Directors of Golden Dragon Holding Co. (OTCBB: CCVR) since March 2006.  Mr. Green was a member of the Board of Director of Mountains West Exploration, Inc. (2005 to 2006), Arcland Energy Corp. (OTCBB: ACLY) (2005 to 2006), ASPI Inc. (OTCBB: ASZP) (2006 to 2009), Performing Brands, Inc. (OTCBB: PFOB) (2006 to 2007) and QuickByte Software, Inc. (OTCBB: QBYT) (2007 to 2008) Mr. Green received a B.S. in Business Administration from the University of Colorado.

There are no family relationships between our officers and directors, including our director nominees.  Each director is elected at our annual meeting of shareholders and holds office until the next annual meeting of shareholders, or until his successor is elected and qualified.

Mr. Schmidt serves as both our Chief Executive Officer and as one of the seven members of our Board of Directors.  Mr. Boyd, who formerly served as our Chief Executive Officer, is Chairman of the Board of Directors.  Neither Mr. Schmidt nor Mr. Boyd are considered an independent director within the meaning of Rule 5605 of the NASDAQ Marketplace Rules.  Messrs. Green, Hall, Huttner and Wafford and Dr. Henson are each considered an independent director within the meaning of meaning of Rule 5605 of the NASDAQ Marketplace Rules, but we do not have a “lead” independent director.  The business and operations of our company have historically been managed by our Board as a whole, including oversight of various risks, such as operational and liquidity risks, that our company faces.  Following the expansion of our Board to include additional independent directors, our Board has also established an Audit Committee of the Board of Directors as well as a Compensation Committee of the Board of Directors.  Management is responsible for the day-to-day management of the risks we face, while the Board, through its committees, will have responsibility for the oversight of risk management.  In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.  To do this, the Chairman of the Audit Committee and other members of our Board of Directors will meet regularly with management to discuss strategy and risks we face.  We expect that the independent members of the Board work together to provide strong, independent oversight of our management and affairs through its standing committees and, when necessary, special meetings of independent directors.

Director Nominating Process

We do not presently have a policy regarding the consideration of any director candidates which may be recommended by our shareholders, including the minimum qualifications for director candidates, nor has our Board of Directors established a process for identifying and evaluating director nominees. Further, when identifying nominees to serve as director, while we do not have a policy regarding the consideration of diversity in selecting directors, our Board seeks to create a Board of Directors that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance.  We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our shareholders, including the procedures to be followed.  Our Board has not considered or adopted any of these policies as we have never received a recommendation from any shareholder for any candidate to serve on our Board of Directors.  While there have been no nominations of additional directors proposed, in the event such a proposal is made, all members of our Board will participate in the consideration of director nominees.  In considering a director nominee, it is likely that our Board will consider the professional and/or educational background of any nominee with a view towards how this person might bring a different viewpoint or experience to our Board.

Committees of the Board of Directors

In May 2011 our Board established an Audit Committee and a Compensation Committee, but we have not yet established a Nominating Committee, any committee performing a similar function. The function of a Nominating Committee is presently being undertaken by Board of Directors as a whole.  The Audit Committee is comprised of Messrs. Huttner (Chairman) and Wafford and Dr. Henson, all who are considered an “audit committee financial expert” within the meaning of Item 401(e) of Regulation S-K. In general, an “audit committee financial expert” is an individual member of the audit committee or Board of Directors who:

•           understands generally accepted accounting principles and financial statements,
•           is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,
•           has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to our financial statements,
•           understands internal controls over financial reporting, and
•           understands audit committee functions.

The Compensation Committee is of Dr. Henson (Chairman) and Messrs. Huttner and Wafford.  These newly formed committees are expected to each adopt charters in the near future.  Each of the members of the Audit Committee and Compensation Committee are considered independent directors.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively.  Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.  Based on our review of the copies of such forms received by us, and to the best of our knowledge, all executive officers, directors and persons holding greater than 10% of our issued and outstanding stock have filed the required reports in a timely manner during the year ended December 31, 2010.

Code of Business Conduct, Code of Ethics and Code of Ethics for Financial Professionals

In 2007, our Board of Directors adopted a Code of Business Conduct which applies to our directors, officers, employees and representatives.  The Code of Business Conduct sets forth guidelines for public communications, conflicts of interest policies, anti-competitive activities, our policies regarding confidential and proprietary information, information on insider trading restrictions and policies regarding financial investments by the covered persons, and includes a code of ethics for our employees.   In 2007 our Board also adopted a Code of Ethics that applies to our Board members and sets out our policies related to conflicts of interest, confidentiality, legal compliance, competition and corporate opportunities, and reporting illegal or unethical behavior.  Lastly, in 2007 our Board also adopted a Code of Ethics for Financial Professionals which provides additional guidelines for chief executive officer, chief financial officer, controller and any other person providing similar functions to us. We will provide a copy, without charge, to any person desiring a copy of the Code of Business Conduct, the Code of Ethics and/or the Code of Ethics for Financial Professionals, by written request to, 2600 E. Southlake Boulevard, Suite 120-366, Southlake, Texas  76092.

Executive Compensation

The following table summarizes all compensation recorded by us in 2010 and 2009 for our principal executive officer, each other executive officer serving as such whose annual compensation exceeded $100,000, and up to two additional individuals for whom disclosure would have been made in this table but for the fact that the individual was not serving as an executive officer of our company at December 31, 2010.

SUMMARY COMPENSATION TABLE
Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non- Equity Incentive Plan Compen- sation ($) (g)	Non- qualified Deferred Compen- sation Earnings ($) (h)	All Other Compen- sation ($) (i)	Total ($) (j)
Russell K. Boyd, Chief Executive Officer 1	2010	0	0	0	0	0	0	0	0
	2009	0	0	0	0	0	0	0	0

1           Mr. Boyd served as our President and Chief Executive Officer from March 2009 until May 2011.

How Mr. Boyd’s compensation was determined

Mr. Boyd was not a party to an employment agreement with our company.  The amount of compensation payable to Mr. Boyd can be increased at any time upon the determination of our Board of Directors, of which he is one of three members.

Certain Relationships and Related Transactions

At March 31, 2011 we owe J.H. Brech, LLC, a related party, the principal amount of $406,961 under the terms of a convertible promissory note issued in April 2009.  We issued the note in payment of accrued fees due it as compensation under a consulting agreement.  The convertible note, which is due on April 10, 2012, accrues interest at a rate of 6% per year and is convertible at the option of the holder into shares of our common stock at a conversion price of $1.00 per share.  Accrued interest at March 31, 2011 was $54,254.

At March 31, 2011 we also owe J.H. Brech, LLC the principal amount of $34,400 under a convertible promissory note issued in April 2009 in satisfaction of payables due that entity for funds advanced to us for working capital.  The convertible note, which is due on April 10, 2012, accrues interest at a rate of 6% per year and is convertible at the option of the holder into shares of our common stock at a conversion price of $1.00 per share.  Accrued interest at March 31, 2011 was $3,945.

At March 31, 2011 we owed Mr. Charles J. Webb, the managing partner of J.H. Brech, LLC the principal amount of $29,841.56 under a convertible promissory note issued in April 2009 in satisfaction of payables due him for funds advanced to us for working capital.  The convertible note, which is due on April 21, 2012, accrues interest at a rate of 6% per year and is convertible at the option of the holder into shares of our common stock at a conversion price of $1.00 per share.  Accrued interest at March 31, 2011 was $3,475.

From time to time J.H. Brech, LLC, a related party, has advanced us funds for general working capital.  At March 31, 2011 we owed that company $113,439.  These advances are non-interest bearing and due on demand.

VOTING SECURITIES AND CERTAIN BENEFICIAL OWNERSHIP

Voting Securities

Our authorized capital includes 100,000,000 shares of common stock and 2,000,000 shares of preferred stock, issuable in such series, and with such designations, rights and preferences as our Board of Directors may determine from time to time.  As of the date hereof, there are 10,421,016 shares of common stock and no shares of preferred stock are issued and outstanding.  Each share of common stock is entitled on one vote on all matters submitted to a vote of our shareholders.  All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted.  There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

At May 17, 2011, we had 10,421,016 shares of our common stock issued and outstanding. The following table sets forth information regarding the beneficial ownership of our common stock as of May 17, 2011 by:

•	each person known by us to be the beneficial owner of more than 5% of our common stock;
•	each of our directors;
•	each of our named executive officers; and
•	our named executive officers and directors as a group.

Unless otherwise indicated, the business address of each person listed is in care of 2600 E. Southlake Boulevard, Suite 120-366, Southlake, Texas 76092. The percentages in the table have been calculated on the basis of treating as outstanding for a particular person, all shares of our common stock outstanding on that date and all shares of our common stock issuable to that holder in the event of exercise of outstanding options, warrants, rights or conversion privileges owned by that person at that date which are exercisable within 60 days of that date. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of our common stock owned by them, except to the extent that power may be shared with a spouse.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	% of Class
Russell K. Boyd	534,000	5.1%
Redgie Green	25,000	<1%
Donal R. Schmidt, Jr. (1)	104,428	1%
Mark Hall	0	-
Steven R. Henson, M.D.(2)	423,051	4.0%
Frederick Andrew Huttner, Jr.	25,000	<1%
Thimothy S. Wafford	189,286	1.8%
All officers and directors as a group (seven persons) (1)(2)	1,291,665	12.4%
J.H. Brech, LLC (3)	817,227	7.5%

1           The number of shares owned by Mr. Schmidt represents shares held in the name of Sierra Foxtrot, L.P., a family limited partnership of which Mr. Schmidt is the Managing Member.

2           The number of shares beneficially owned by Dr. Henson includes 24,665 shares issuable upon the conversion of principal and accrued but unpaid interest due through March 31, 2011 under a bridge note.

3           The number of shares owned by J. H. Brech, LLC includes:

•           317,667 shares which are presently outstanding, and

•           an aggregate of 499,560 shares issuable upon the conversion of (i) a $406,961 principal amount convertible note due April 2012 including accrued but unpaid interest of $54,254 at March 31, 2011, and (ii) a $34,400 principal amount convertible note due April 2012 including accrued but unpaid interest of $3,945 at March 31, 2011.  Both of these convertible promissory notes are convertible into shares of our common stock at the option of the holder at a conversion price of $1.00 per share.

J.H. Brech, LLC’s address is 2600 E. Southlake Boulevard, Suite 120-366, Southlake, TX 76092.  Mr. Charles J. Webb is managing partner of J.H. Brech, LLC and holds voting and dispositive control over shares of our common stock owned by that entity.  The number of shares owned beneficially by J.H. Brech, LLC excludes shares owned individually by Mr. Charles J. Webb, it managing partner.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and special reports and other information with the SEC. Certain of our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office
100 F Street, N.E.
Room 1580
Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Callers in the United States can also call 1-202-551-8090 for further information on the operations of the public reference facilities.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registration caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INTREorg Systems, Inc.

May 17, 2011	By:	/s/ Donal R. Schmidt
Donal R. Schmidt, Jr.,
Chief Executive Officer